		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Nine Months Ended
	September 30
	2006	2005

Earnings before income from equity investees	$36,976	$11,485

Add back:
Fixed charges	$111,121	$92,019
Amortization of previously capitalized interest	3,247	2,783
Distributed income of Unconsolidated Joint Ventures	22,965	27,710

Deduct:
Capitalized interest	(6,852)	(8,129)
Preferred distributions	(1,845)	(1,845)

Earnings available for fixed charges and preferred dividends	$165,612	$124,023

Fixed Charges
Interest expense (1)	$98,468	$79,251
Capitalized interest	6,852	8,129
Interest portion of rent expense	3,956	2,794
Preferred distributions	1,845	1,845
Total fixed charges	$111,121	$92,019

Preferred dividends (2)	20,064	21,618

Total fixed charges and preferred dividends	$131,185	$113,637

Ratio of earnings to fixed charges and preferred dividends	1.3	1.1

(1)   Interest expense for the nine months ended September 30, 2006 includes charges of $3.1 million in connection with the write-off of financing costs related to the respective pay-off and refinancing of the loans on The Shops at Willow Bend and Dolphin Mall when the loans became prepayable without penalty.

(2)   Preferred dividends for the nine months ended September 30, 2006 include $4.7 million of charges recognized in connection with the redemption of the Series A and I Preferred Stock. Preferred dividends for the nine months ended September 30, 2005 include a $3.1 million charge related to the partial redemption of the Series A Preferred Stock.